

January 17, 2013

<u>Via E-mail</u>
David Morse
Chief Executive Officer
Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, California 92618

> **Re:** **Location Based Technologies, Inc.**
> **Item 4.01/4.02 Form 8-K**
> **Filed January 15, 2013**
> **File No. 333-139395**

Dear Mr. Morse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

<u>Item 4.01 Changes in Registrant' Certifying Accountant</u>

1. We note from the first and third paragraphs that the engagement of Comiskey & Company, P.C. was terminated and that its engagement was discontinued. In this regard, it is unclear from your disclosure which party terminated the appointment. Please refer to Item 304(a)(1) of Regulation S-K and amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit. Please ensure that the date in the exhibit 16 letter references the date on the cover page of the amended 8-K

2. Please amend your Form 8-K to include the disclosures required by Regulation S-K, Item 304(a)(2) with regard to the appointment of Friedman LLP (not Comiskey), specifically, your revised 8-K should identify any consultations with Friedman during the two most recent fiscal years and subsequent interim period through the date of their appointment.

3. We note that Friedman was appointed on December 6, 2012, however, the engagement with Comiskey was not terminated until January 14, 2013. Please tell us the circumstances under which new auditors were engaged prior to the previous auditor being terminated. Your response should clearly address the timing of the change in auditors and confirm why the dates of hire and termination differ. We may have further comment upon receipt of your response.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

4. We note that you intend to file restated August 31, 2012 financial statements. Please tell us how, and when, you will file them.

5. Please revise to reflect that your Annual Report on Form 10-K was filed on November 29, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant